January 26, 2006

BY EDGAR

Securities and Exchange Commission

100 F Street N. E.

Washington, D.C. 20549

Registration Statement on Form S-4

of Del Laboratories, Inc.,

Del Pharmaceuticals, Inc.,

565 Broad Hollow Realty Corp.,

Parfums Schiaparelli, Inc.,

Royce & Rader, Inc. and

Del Professional Products, Inc.

Ladies and Gentlemen:

On behalf of Del Laboratories, Inc. (the “Company”), Del Pharmaceuticals, Inc., 565 Broad Hollow Realty Corp., Parfums Schiaparelli, Inc., Royce & Rader, Inc. and Del Professional Products, Inc. (collectively, the “Registrants”), transmitted herewith in electronic form for filing with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 101(a)(1)(i) of Regulation S-T is a Registration Statement on Form S-4 (the “Registration Statement”), with exhibits, relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of $185,000,000 principal amount of the Company’s Senior Secured Floating Rate Notes due 2011 (the “New Notes”) which are guaranteed by the other Registrants, and the offer to exchange all currently outstanding Senior Secured Floating Rate Notes due 2011, issued on October 28, 2005 by the Company and guaranteed by the other Registrants, for a like principal amount of the New Notes (the “Exchange Offer”).

A wire transfer in the amount of $19,795 has been remitted by the Company to the Commission through its U.S. Treasury designated depository at Mellon Bank in Pittsburgh, Pennsylvania in payment of the filing fees in respect of the Registration Statement.

The original signature pages to the Registration Statement have been manually executed and will be retained by the Registrants in accordance with Item 302(b) of Regulation S-T.

The Company intends to engage in the Exchange Offer in reliance on the position of the staff of the Commission (the “Staff”), enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-III Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993). In accordance with these interpretative letters, the Company is submitting a supplemental letter with respect to certain representations, attached herein as Annex A.

Should you have any questions or comments, please telephone the undersigned at (212) 909-6375.

Very truly yours,

/s/ Peter J. Loughran

cc:	Joseph Sinicropi

Executive Vice President

and Chief Financial Officer

Del Laboratories, Inc.

ANNEX A

January 26, 2006

BY EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

SUPPLEMENTAL LETTER TO THE REGISTRATION STATEMENT ON

FORM S-4 OF DEL LABORATORIES, INC., DEL PHARMACEUTICALS, INC.

565 BROAD HOLLOW REALTY CORP., PARFUMS SCHIAPARELLI, INC.

ROYCE & RADER, INC. AND DEL PROFESSIONAL PRODUCTS, INC.

Ladies and Gentlemen:

1. Del Laboratories, Inc. (the “Issuer”) and Del Pharmaceuticals, Inc., 565 Broad Hollow Realty Corp., Parfums Schiaparelli, Inc., Royce & Rader, Inc. and Del Professional Products, Inc. (collectively, the “Guarantors” and together with the Issuer, the “Registrants”) are registering the exchange offer (the “Registered Exchange Offer”) set forth in the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”) in reliance on the staff position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-III Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993).

2. Neither the Issuer nor the Guarantors has entered into any arrangement or understanding with any person to distribute the securities to be received in the Registered Exchange Offer and, to the best of the Issuer’s and the Guarantors’ information and belief, each person participating in the Registered Exchange Offer: (i) is neither an “affiliate” of any of the Registrants within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), nor a broker-dealer acquiring the securities in exchange for securities acquired directly from any of the Registrants for its own account; (ii) is acquiring the securities in its ordinary course of business; and (iii) is not engaged in, and does not intend to engage in, the distribution of the securities to be received in the Registered Exchange Offer and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Registered Exchange Offer. In this regard, the Issuer and the Guarantors will make each person participating in the Registered Exchange Offer aware (through the Prospectus or otherwise) that any security holder using the Registered Exchange Offer to participate in a distribution of the securities to be acquired in the Registered Exchange Offer (1) could not rely on the staff position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar interpretive letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuer and the Guarantors acknowledge that such secondary resale transactions should be covered by an effective registration statement containing the information required by Item 507 or 508, as applicable, of Regulation S-K promulgated under the Securities Act.

3. The Issuer and the Guarantors will make each person participating in the Registered Exchange Offer aware (through the Prospectus or otherwise) that (i) any broker-dealer who holds existing securities acquired for its own account as a result of market-making activities or other trading activities, and who receives new securities in exchange for such existing securities pursuant to the Registered Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such new securities, which may be the Prospectus so long as it contains a plan of distribution in connection with any such resale transactions, and (ii) by executing the letter of transmittal, any such broker-dealer represents that it will so deliver a prospectus meeting the requirements of the Securities Act, and that the Issuer and the Guarantors will include in the letter of transmittal (or similar documentation to be executed by a person in order to participate in the Registered Exchange Offer) a provision stating that: If the exchange offeree is a broker-dealer that will receive new securities for its own account in exchange for existing securities, where such existing securities were not acquired as a result of market-making activities or other trading activities, such broker-dealer will not be able to participate in the Registered Exchange Offer.

Very truly yours,

DEL LABORATORIES, INC.

By:	/s/ Joseph Sinicropi
Name: Joseph Sinicropi Title: Executive Vice President and Chief Financial Officer

DEL PHARMACEUTICALS, INC.

By:	/s/ Joseph Sinicropi
Name: Joseph Sinicropi Title: Executive Vice President and Chief Financial Officer

565 BROAD HOLLOW REALTY CORP.

By:	/s/ Joseph Sinicropi
Name: Joseph Sinicropi Title: Executive Vice President and Chief Financial Officer

PARFUMS SCHIAPARELLI, INC.

By:	/s/ Joseph Sinicropi
Name: Joseph Sinicropi Title: Executive Vice President and Chief Financial Officer

ROYCE & RADER, INC.

By:	/s/ Joseph Sinicropi
Name: Joseph Sinicropi Title: Executive Vice President and Chief Financial Officer

DEL PROFESSIONAL PRODUCTS, INC.

By:	/s/ Joseph Sinicropi
Name: Joseph Sinicropi Title: Executive Vice President and Chief Financial Officer